

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 14, 2008

By U.S. Mail and facsimile

Mr. Yongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower, No.2 Gaoxin 1st Road
Hi-Tech Industrial Zone
Xi'an, Shaanxi province, PRC 710075

> **Re:** **SkyPeople Fruit Juice, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 18, 2008**
> **File No. 333-149896**

Dear Mr. Xue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on

one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.   It does not appear that you have met the requirements of the Registration Rights Agreement entered into on February 26, 2008, which requires that the filing of a registration statement no later than March 30, 2008 and being declared effective at the latest 120 days thereafter. On page 10, you state that "our failure to meet this schedule and other timetables provided in the Registration Rights Agreement *could* result in the imposition of liquidated damages." If you have incurred liquidated damages, please so state and quantify the amount of liquidated damages incurred to date.

3.   We note your response to our prior comment 6 and reissue it. We note that Barron Partners is a selling shareholder and owns 31.3% of your stock. In the related party transaction section, please disclose the material terms of the debt cancellation agreement with Barron, including disclosing all amounts due under the debt, the reasons that the debt was incurred, and how the debt cancellation and issuance of Series B Preferred stock was approved by you, and eth value of the stock issued. File the agreement with Barron that evidences the cancellation of the debt and issuance of Series B Preferred stock.

4.   We note your discussion on page 39 of a loan advanced to Hede, which was 80% owned by your CEO and 20% owned by a director of Shaanxi Tianren. We note that the outstanding amount was deducted from the purchase price of Huludao on June 10, 2008. We also note discussion on pages F-16 and F-32 of outstanding loans to related entities with common owners and directors. Tell us how you have complied with Section 13(k) of the Exchange Act.

Prospectus Summary

Stock Purchase Agreement

Delivery of up to 2,000,000 Additional Shares of Series B Preferred Stock from Escrow based on Pre-Tax Income and Pre-Tax Income per Share, page 9

5.   Update this discussion in light of your filing audited financial statements for the year ended December 31, 2007.

Risk Factors, page 17

General

6. Several of your risk factors could apply to any company in your industry or situation. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factors entitled "Potential environmental liability…," on page 22, and "We may face obstacles from the communist system in the PRC" on page 26, explain how each of these risks specifically apply to your operations or else eliminate them.

7. Eliminate risk factors that repeat the same risks. For example, it appears that the following risk factors are describing similar risks:

    a. "If we are unable to successfully complete and integrate strategic acquisitions in a timely manner…," on page 19 and "We may engage in future acquisitions…," on page 20; and

    b. "We may not have adequate internal accounting controls…," on page 21 and "We may have difficulty establishing adequate management, legal and financial controls…," on page 27.

8. The captions to your risk factors must state the risk that is described in the narrative that follows, not merely state a fact. As examples only, revise the caption of the risk factors "We may not be able to effectively control and manage our growth," on page 18, and "We depend on a concentration of customers," on page 19.

9. Ensure that you have discussed all of the risks that make this offering speculative or risky. We note for example your obligation to deliver shares from escrow under the Stock Purchase Agreement upon the happening of certain events and the subsequent dilution that could occur to existing shareholders and the various limitations on your ability to raise capital contained in the Stock Purchase Agreement and Series B Preferred Stock Designations.

10. Please provide a risk factor discussing that you do not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person. Discuss the terms of some of your related party transactions in the recent past, such as the zero-interest loan to Hede and other related entities with common owners and directors.

"There are risks that the sale price of our products…," page 19

11. Discuss all of the material factors that influence the sales price of your concentrated fruit juice, as opposed to using the term "etc."

"Our officers, directors and their relatives control us…," page 27

12. Discuss in a separate risk factor your disclosure in the last sentence regarding the effect on the market price of your current ownership structure.

Selling Stockholders, page 29

13. We note your response to our prior comment 7. We also note that Barron Partners owns 31.3% of your stock and recently converted debt it held into stock. Please refer the reader to where you discuss this relationship elsewhere in the S-1.

14. We note your response to our prior comment 8 and reissue it. Please identify the natural person who has power to vote or to dispose of the securities offered for resale by EOS Holdings LLC.

Management's Discussion and Analysis or Plan of Operation

Overview, page 34

15. Add a footnote to your organizational chart that identifies the natural person who beneficially owns the remaining interest in Xi'an Tianren Modern Organic Agriculture Co., Ltd.

Three-month periods ended March 31, 2008 and March 31, 2007

Results of Operations and Business Outlook, page 36

General

16. Discuss the specific reasons for the changes in your various line items. For example, you state that the price of raw kiwi increased while the price of kiwi products remained constant, and that there was a decrease in the average selling price of apple juice. Explain why these trends occurred and discuss whether you expect them to continue, and, if so, the impact they will have on your results.

Net Sales, page 37

17.   We note you statement that the Liaoling province in China is "…famous for the excellent quality of its apples." Supplementally, please provide us with independent support for this statement.

Liquidity Comparison, pages 40 and 43

18.   Please revise to discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

19.   We note your mention of loan facilities on pages 38, 40, 42 and 43. Describe the material terms of these facilities and file the agreements as exhibits. Specify the use of proceeds from the facilities.

20.   Provide the information on your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K. Discuss your historical sources of cash and your expected sources in the future. Finally discuss any contractual limits or other impacts on your ability to raise capital, such as those contained in the Stock Purchase Agreement and in the terms of the Series B Convertible Preferred Stock discussed on pages 7, 8, 9 and 13.

21.   Discuss the impact the increase in your accounts receivable during the first quarter of 2008 has, and will have, on your cash flow and, consequently, your results. Explain why the turnover rate increased during the first quarter of 2008 compared to fiscal year 2007 given your statement on page 43 that you usually require 100% advance payment for all direct export sales, and if you expect this trend to continue.

22.   You discuss on page 41 the "non-squeeze season between August and February or March of the following year". In other places in the document, you state that "the period between each August through February or March is our squeeze season." Please revise for consistency.

Critical Accounting Policies, page 44

23. Please revise to disclose what specific estimates are made by management in preparing your financial statements. Refer to Section V of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Business, page 48

General

24. Ensure that you have provided all of the information required by Item 101 of Regulation S-K. As one example only, discuss in this section the seasonality of your business.

Industry and Principal Markets

General, page 49

25. Supplementally, provide us with independent support for your assertions on the fruit juice market worldwide. As examples only, we note that you make assertions regarding:

   • global sales of fruit juice in 2006;
   • estimations of annual consumption in Asia and Africa in 2020;
   • European consumption increases in the past ten years; and
   • information on the size of the Chinese market.

   If you provide us with third party documents in response to this comment, you can expedite our review process by marking by highlighting or other means those portions of the document(s) that support the various assertions that appear in your document.

26. Supplementally, please provide us with a copy of the data from the U.S. Ministry of Agriculture that you refer to. State where the investor may obtain a copy of the data, and if it is available for free or for a nominal price.

Marketing, page 50

27. Discuss the exact nature of the "permission" you have from the PRC to directly sell various fruit juices to foreign customers. In addition, explain in better detail the statement on page 55 that "Shaanxi Tianren enjoys the government supporting policies relating to the construction of our bases, purchasing of raw materials,

purchasing of equipment, export of our products, interest discounts on Treasury bond loans and income tax reduction."

Customers, page 53

28. Discuss the material terms of your agreements with your customers, including length, supply requirements, and payment terms.

Competition, page 53

29. State the basis for your belief that you can transport and store your products at a relatively lower cost than many of your competitors.

Intellectual Property, page 55

30. Discuss the importance of your patents to your business.

Certain Relationships and Related Party Transactions, page 60

31. Ensure that you have provided all of the information required by Item 404(d) of Regulation S-K. We note for example, the disclosure of related party transactions in Note 12 on page F-16 and Note 12 on page F-35.

32. Ensure that you have provided all of the information required by Item 404(c) of Regulation S-K (refer to Item 404(c)(2) of Regulation S-K) in regard to any promoter. As one example only, in regard to the purchase of Huluado Wonder Fruit Co., Ltd. from Hede, state the price Hede paid for the company if it was acquired by Hede within two years of its sale to you. Also, update the disclosure in this section, in light of your purchase of Wonder Fruit and your disclosure on page 39.

33. Ensure that you have filed as an exhibit all the agreements referred to in this section. We note for example, that it does not appear that you have filed the May 31, 2008 Stock Transfer Agreement with Hede.

34. State whether the agreements discussed in this section are on terms obtainable from third parties. Discuss how the purchase of Wonder Fruit was approved by you and how the purchase price was determined.

Directors and Executive Officers, page 61

35. We note your response to our prior comment 10. Please fill in the gap in Ms. Yan's biography between July 2005 and when she joined the company. Provide the month she joined the company.

Director and Officer Compensation

Compensation of Officers, page 63

36. You state that your executives are compensated by Shaanxi Tianren, but also indicate that your CEO has not received any compensation for his services for the past two years. Please explain why.

Description of Our Securities, page 63

37. Please specify the vote required by security holders to take action, including the election of directors and describe, or cross reference to where you do describe, the anti-takeover provisions of your charter, by-laws and contracts. Refer to Item 202(a)(1) and (5) of Regulation S-K.

Consolidated Statements of Operations and Comprehensive Income, Unaudited, page F-4

38. Based on the disclosure on page 38, it appears that you have reported all depreciation and amortization expense as an operating expense and hence, excluded depreciation and amortization expense from gross margin. To avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation; we refer you to SAB Topic 11:B. Therefore, please revise your presentation here and on page F-20 to comply with this guidance.

Note 2. Summary of Significant Accounting Policies

Consolidation, page F-6

39. Please provide your complete analysis in accordance with paragraph 5 of FIN 46(R) supporting your conclusion that Huludao Wonder Fruit Co ("Huludao") is a variable interest entity. In addition, clarify how you determined that you are the primary beneficiary of Huludao.

40. We note your disclosure on page F-7 which states the initial measurement of the Huludao assets and liabilities was at fair value. Tell us your consideration of paragraph 19 of FIN 46(R) when determining that it is appropriate to initially

measure the assets and liabilities at fair value, and why Huludao would not be considered under common control at the time of initial measurement.

41.   We note your Chairman and CEO has an 80% equity interest in Hede, and a director of your subsidiary, Shaanxi Tianren, has the remaining 20% equity interest. We understand Huludao Wonder Fruit Co. (Huludao) is a subsidiary of Hede, and note that Shaanxi Tianren loaned Hede approximately $3.7 million to purchase Huludao. Please clarify whether Hede is a variable interest entity pursuant to paragraph 5 of FIN 46(R); provide your complete analysis. In addition, explain whether Hede is also an entity under common control. In addition, tell us if Hede has additional subsidiaries in addition to Huludao.

Accounts Receivable, page F-9

42.   We note in your Financial Condition disclosure on page 39 that your accounts receivable turnover has increased from 88 days for the fiscal year 2007 to 109 days for the first quarter of fiscal 2008. We also note your allowance for bad debt at December 31, 2007 was $0 and your accounts receivable balance has increased $2.9 million in the first quarter of fiscal 2008 to $12.1 million. Please clarify why collection of your receivables has slowed down and how you have evaluated these factors when determining that your receivables are collectable. In addition, tell us and disclose the amount of your allowance for bad debt at March 31, 2008.

Revenue Recognition, page F-9

43.   We note your disclosure on page 36 which states that more than 70% of your products are exported either through distributors or to end-users. Please revise your disclosure in the footnotes to your financial statements to clarify your revenue recognition accounting policy to clarify whether you recognize revenue upon delivery to the distributor or end customer. In addition, clarify the total percentage of revenue that is exported through distributors.

44.   If you recognize revenue upon delivery to resellers, please clarify how you have determined the fee for products is fixed and determinable pursuant to the guidance in SAB Topic 13. Please clarify the following specific comments as part of your response:

- Please clarify how you have evaluated your distributors' business practices, such as their operating history, competitive pressures. Tell us the names of your primary distributors.
- Explain whether the terms of the agreement require the distributor to pay you after you deliver the product to them or whether the distributor is obligated to pay as and if the sales are made to end customers. If the terms require the distributor to pay after you deliver the product to them, and are not contingent

on resale to the end customer, explain how your collection history supports the terms of the agreement. In this respect, explain whether you generally receive payment before or after the distributor sells the product to the end customer.

- Explain how you have evaluated your distributors are financially secure, noting such factors as whether they are established in the market or new distributors and are properly capitalized, when determining that they have the ability to honor a commitment to make fixed and determinable payments prior to collecting cash from their customers.

- Please clarify if you are required to rebate or credit a portion of the original fee if you subsequently reduce the price of your product and the distributor still has rights with respect to that product; that is whether you offer price protection.

45.   We also note the customer has a right of return for a few days, but no provision has been made for returnable goods. Tell us and disclose how management concluded the amount of potential returns to be insignificant. Please revise your disclosure to be more specific on how many days a customer has a right of return. In addition, tell us the amount of returns you have received in each period reported in your filing.

46.   We note that you receive advances from your customers. Please revise your accounting policy to clarify why you receive these advances and how you account for the advances.

Minority Interest in Subsidiary, page F-10

47.   Your disclosure indicates that your minority interest represents the minority shareholders' proportionate share of the equity in Shaanxi Tianren and Xi'an Tianren. However, it also appears that you have included the consolidated net assets of Huludao as a minority interest as of March 31, 2008. Please clarify why you believe it is appropriate to classify the net assets of a VIE that you consolidate as minority interest.

Note 4. Convertible Preferred Stock, page F-12

48.   Please revise to disclose how you applied EITF 98-5 and 00-27 when allocating fair value between the Series B Convertible Preferred Stock and the warrants. In addition, tell us how you evaluated this guidance when determining the Series A and Series B Convertible Preferred Stock did not contain a beneficial conversion option.

Notes to Financial Statements, page F-16

49.   Please clarify the tables in Note 12 beginning on page F-16. For example, it is unclear whether the third table, which starts with the $22,177 loan with An Du Liu, shows loan *to* or *from* the related parties.   It would also aid the reader to consistently connote loans to a related party with a parenthesis.

Report of Independent Registered Public Accounting Firm, page F-19

50.   We note that your audit report was signed by an audit firm based in Utah and your corporate offices are located in China. We also note that you conduct your operations in China, your revenues are generated in China and all of your assets are located in China. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

Note 10. Contingencies, page F-35

51.   We note you do not carry any property or casualty insurance, nor have any accruals recorded for potential liabilities due to lack of insurance. Tell us and disclose how management has concluded chances of such an obligation arising are remote.

Exhibits

Exhibit 5.1

52.   Counsel must opine on whether the shares to be sold by the selling shareholders will, when *sold*, be legally issued, fully paid and non-assessable. Please obtain and file a revised opinion of counsel.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Yongke Xue
SkyPeople Fruit Juice, Inc.
August 14, 2008
Page 13

Please contact Bob Carroll at (202) 551-3362, or in his absence, Chris White at (202) 551-3461 if you have any questions regarding the accounting comments or financial statements. Please contact Donna Levy, at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jay Weil, Esq. (by facsimile 212-688-7273)
        B. Carroll
        D. Levy